FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Fourth Quarter and Full Year 2007 Earnings Release Regulated Information March 6, 2008 - 8:00 a.m. CET

NET PROFIT INCREASES BY 16.5% TO EUR 410 MILLION IN 2007

Financial Highlights 2007

•	Continued revenues momentum: +4.9% at identical exchange rates

•	Highest comparable store sales growth in the U.S. in more than ten years (+3.8%)

•	Outstanding results at Alfa-Beta in Greece with 13.9% revenue growth

•	Operating profit up by 7.8% (excluding USD 18.6 million impairment) at identical exchange rates

•	Group share in net profit: +23.5% at identical exchange rates (+16.5% at actual exchange rates)

Financial Highlights Fourth Quarter 2007

•	Revenue growth: +5.0% at identical exchange rates

•	Continued strong comparable store sales growth in the U.S. (+3.7%)

•	Outstanding operating margin of 5.5% and operating profit growth of 7.2% at identical exchange rates (excluding impairment)

•	Group share in net profit: +7.5% at identical exchange rates

Other Highlights

•	Proposal to increase net dividend by 9.1% to EUR 1.08 per share

•

2008 guidance: strong growth expected with 2.5% to 3.5% U.S. comparable store sales growth, 4% to 5.5% revenue growth Delhaize Group, 6% to 8% operating profit growth and 25% to 30% expected growth in net profit from continuing operations (at identical exchange rates)

CEO Comments

“Delhaize Group had an excellent year in 2007,” said Pierre-Olivier Beckers, President and Chief Executive Officer of Delhaize Group. “We realized the strongest sales momentum in years in our U.S. and Greek operations, and we held our industry-leading operating margins due to a better sales mix and disciplined cost management. Despite the increasingly uncertain economic environment, the strong performance continued in the fourth quarter in the U.S. and Greece, while our Belgian operations recovered after a challenging third quarter.”

“As reflected in our current guidance, 2008 promises to be another dynamic year”, added Mr. Beckers. “We continue to implement new initiatives in our existing stores aimed at increased differentiation from our competition. We plan a major step-up in our store opening plan with an increase of our sales network by approximately 150 stores. We are mindful of the more difficult consumer and inflationary outlook, but we believe we are prepared to seize market share opportunities in such an environment thanks to our value proposition, our low cost base and our strong balance sheet.”

Financial Highlights

Q4 2007 (1)					2007 (1)
Actual Results		At Actual Rates	At Identical Rates	IFRS, in millions of EUR, except EPS (in EUR)	Actual Results		At Actual Rates	At Identical Rates
4,682.4		-3.4%	+5.0%	Revenues	18,957.2		-1.4%	+4.9%
243.0	(2)	-7.4%	+1.6%	Operating profit	937.2	(2)	-1.0%	+6.3%
5.2%		—	—	Operating margin	4.9%		—	—
189.6		-2.8%	+5.5%	Profit before taxes and discontinued operations	604.5		-9.9%	-3.7%
121.3		-0.6%	+7.4%	Net profit from continuing operations	400.8		-5.8%	+0.1%
114.1		-0.5%	+7.5%	Group share in net profit	410.1		+16.5%	+23.5%
1.15		-4.1%	+3.6%	Basic earnings per share (Group share in net profit)	4.20		+13.3%	+20.1%

(1)	The average exchange rate of the U.S. dollar against the euro decreased by 11.0% in the fourth quarter of 2007 (1 EUR = 1.4486 USD) compared to the fourth quarter of 2006. The average exchange rate of the U.S. dollar against the euro decreased by 8.4% in 2007 (1 EUR = 1.3705 USD) compared to 2006.
(2)	Includes a USD 18.6 million impairment charge at Sweetbay. Excluding this charge, operating profit would have increased by 7.2% in Q4 2007 and increased by 7.8% for 2007 at identical exchange rates.

FULL YEAR 2007 INCOME STATEMENT

In 2007, revenues of Delhaize Group amounted to EUR 19.0 billion, a decrease of 1.4% versus prior year, due to the weakening of the U.S. dollar by 8.4% against the euro compared to 2006. At identical exchange rates, revenues grew by 4.9%. Organic revenue growth amounted to 5.2%, stronger than the already high organic revenue growth of 5.0% in 2006. The revenue growth in 2007 was due to:

•

the 5.1% increase of U.S. revenues (4.4% increase in 2006) driven by an outstanding comparable store sales growth of 3.8%, the highest in more than ten years due to strong sales momentum at Food Lion and Hannaford throughout the year and at Sweetbay in the second half of 2007;

•	the 1.7% increase of Belgian revenues, negatively impacted by the sale of Di but supported by a 1.6% comparable store sales growth;

•	the continued outstanding performance of Alfa-Beta, showing a 13.9% increase in revenues; and

•	revenue growth of 20.9% in the Emerging Countries.

Delhaize Group ended 2007 with a sales network of 2,545 stores, taking into account the divestiture of 97 Delvita stores (Czech Republic) and 132 Di stores (Belgium) in 2007, and the net addition of 69 stores to continuing operations.

Gross margin increased to 25.3% of revenues (25.2% in 2006). Investments in price competitiveness at Hannaford, Sweetbay and Delhaize Belgium were more than offset by an improvement in sales mix in several of our operations particularly in fresh and private label products, by continued effective margin optimization at Food Lion and by better inventory results at Hannaford and Alfa-Beta.

Other operating income increased by 30.2% to EUR 107.9 million mainly due to a USD 11.3 million gain on the disposal of idle property by Hannaford, EUR 7.9 million gains on the sale of Cash Fresh stores to independent owners to operate as Delhaize affiliates and higher recycling income (mainly due to an increase in the price of recycled paper).

Selling, general and administrative expenses were stable at 20.7% of revenues. Increased advertising expenses linked to our many initiatives throughout the Group, higher fuel and salary expenses and a comparison to 2006 which benefited from a USD 19.5 million positive impact of forfeitures related to U.S. benefit plans were offset by the leverage impact of the strong sales momentum in most operating companies.

Other operating expenses amounted to EUR 36.5 million in 2007, compared to EUR 19.2 million in 2006, mainly due to a USD 18.6 million impairment charge at Sweetbay in the fourth quarter related to an adjustment of the carrying value of 25 stores, and a charge of EUR 5.6 million related to the conversion of Cash Fresh stores.

Operating profit increased by 6.3% at identical exchange rates (-1.0% at actual exchange rates to EUR 937.2 million). Excluding the impairment charge at Sweetbay, Delhaize Group operating profit would have grown by 7.8% at identical exchange rates, in line with our guidance of operating profit growth at the high end of the 6 to 8% range. Delhaize Group was again able to maintain its best-in-class operating margin at 4.9% of revenues.

Net financial expenses amounted to EUR 332.7 million (including EUR 100.7 million related to the debt refinancing performed in the second quarter of 2007). Without this one-time charge, net financial expenses decreased by 15.8% (9.3% at identical exchange rates) due to the positive impact of the debt refinancing in 2007 and to major debt repayments made in the first half of 2006.

The effective tax rate decreased to 33.7% (36.5% in 2006) primarily as a result of the favorable impact of the debt refinancing, the absence of a dividend payment by Delhaize America in 2007, and a U.S. tax refund received in the first quarter of 2007.

Net profit from continuing operations increased by 0.1% at identical exchange rates (-5.8% at actual exchange rates) to EUR 400.8 million, or EUR 3.96 per basic share (EUR 4.39 in 2006). Excluding the impact of the one-time debt refinancing charge, net profit from continuing operations increased by 15.6% at identical exchange rates, in line with our 14% to 18% guidance range.

In 2007, the result from discontinued operations, net of tax, amounted to EUR 23.7 million due to a positive accumulated foreign currency translation adjustment of that amount recorded as part of the closing of the sale of Delvita in the second quarter of 2007.

Group share in net profit amounted to EUR 410.1 million, an increase of 16.5% at actual exchange rates (23.5% at identical exchange rates) compared to 2006. Per share, basic net profit was EUR 4.20 (13.3% more than the EUR 3.71 in 2006) and diluted net profit EUR 4.04 (EUR 3.55 in 2006). Without the one-time debt refinancing charge, net profit grew by 42.3% at identical exchange rates.

The Board of Directors of Delhaize Group will propose at the Ordinary General Meeting of May 22, 2008, the payment of a gross dividend of EUR 1.44 per share. This is an increase of 9.1% versus prior year. After deduction of 25% Belgian withholding tax, the proposed net dividend is EUR 1.08.

FOURTH QUARTER 2007 INCOME STATEMENT

In the fourth quarter of 2007, revenues of Delhaize Group amounted to EUR 4.7 billion, a decrease of 3.4% compared to 2006 exclusively due to an 11.0% weaker U.S. dollar versus the euro. Organic revenue growth amounted to 5.5% (4.6% in the fourth quarter of 2006). At identical exchange rates, revenues grew by 5.0% (4.6% in the fourth quarter of 2006), supported by comparable store sales growth of 3.7% in the U.S. and 1.3% in Belgium and by an impressive revenue growth in Greece of 15.2%.

Gross margin increased to 25.2% (25.1% in 2006) due to a better sales mix and margin optimization at Food Lion, partly offset by continued price investments by Hannaford and Sweetbay. Other operating income increased by 39.7% to EUR 35.6 million particularly due to a gain of USD 11.3 million on the disposal of idle property by Hannaford.

Selling, general and administrative expenses increased by 12 basis points to 20.2% of revenues due to an increase in advertising expenses and to a comparison to 2006 which benefited from a positive impact of forfeited accounts in retirement and profit sharing plans. This was partially compensated by reduced expenses after the completion of the conversion work at Sweetbay in the third quarter of 2007. Other operating expenses amounted to EUR 24.3 million, primarily related to the USD 18.6 million (EUR 13.6 million) impairment charge on Sweetbay stores.

Operating margin was strong at 5.2% in the fourth quarter of 2007 (5.5% adjusted for the Sweetbay impairment), compared to 5.4% in 2006. Operating profit amounted to EUR 243.0 million, a decrease of 7.4% due to the weakening of the U.S. dollar and to the impairment charge. At identical exchange rates, operating profit would have increased by 1.6% or 7.2% adjusted for the impairment charge.

Net financial expenses decreased by 20.5% to EUR 53.4 million, as a result of the debt refinancing transaction which occurred in the second quarter of 2007 and of the 11.0% U.S. dollar decline. The effective tax rate decreased from 37.4% to 36.0% in the fourth quarter of 2007 primarily as the result of the favorable impact of the debt refinancing.

Net profit from continuing operations decreased by 0.6% to EUR 121.3 million, or EUR 1.17 basic per share (EUR 1.24 in 2006). At identical exchange rates, net profit from continuing operations would have increased by 7.4%.

In the fourth quarter of 2007, the result from discontinued operations, net of tax, amounted to EUR -1.5 million (EUR -3.6 million in 2006). Group share in net profit amounted to EUR 114.1 million, compared to EUR 114.7 million in the fourth quarter of 2006. Per share, basic net profit was EUR 1.15 (EUR 1.20 in the fourth quarter of 2006) and diluted net profit EUR 1.12 (EUR 1.14 in the fourth quarter of 2006). At identical exchange rates, net profit would have increased by 7.5%.

FULL YEAR 2007 CASH FLOW STATEMENT AND BALANCE SHEET

In 2007, net cash provided by operating activities amounted to EUR 932.3 million (EUR 910.3 million in 2006). Capital expenditures increased by 4.2% to EUR 729.3 million (EUR 779.2 million at identical exchange rates) or 3.8% of revenues primarily due to the market renewal program at Food Lion, the conversion of Cash Fresh stores to Delhaize banners and the renewal of distribution centers in Belgium, and an active store opening program throughout the Company. Delhaize Group generated free cash flow of EUR 326.7 million (EUR 215.1 million in 2006). This increase is primarily due to EUR 118.8 million proceeds received in 2007 for the sales of Delvita and Di. At the end of 2007, Delhaize Group held EUR 248.9 million cash and cash equivalents.

The net debt to equity ratio continued to decrease and was 61.0% at the end of 2007 compared to 74.0% at the end of 2006. Delhaize Group’s net debt amounted to EUR 2.2 billion at the end of 2007, a decrease of EUR 390.5 million compared to EUR 2.6 billion at the end of 2006 due to the weakening of the U.S. dollar between the two balance sheet dates, the conversion of a part of the convertible bond in the second quarter of 2007 and the continued generation of free cash flow.

SEGMENT REPORTING

2007		Revenues			Operating Margin			Operating Profit/(Loss)
	(in millions)	2007	2006	2007 /2006	2007		2006	2007	2006	2007 /2006
United States	USD	18,171.8	17,293.2	+5.1%	5.6	%(1)	5.6%	1,022.6	961.0	+6.4%
United States	EUR	13,259.2	13,772.8	-3.7%	5.6	%(1)	5.6%	746.1	765.4	-2.5%
Belgium (2)	EUR	4,359.4	4,285.2	+1.7%	4.1%		4.3%	179.0	183.8	-2.7%
Greece	EUR	1,173.1	1,030.3	+13.9%	4.4%		3.2%	51.5	32.8	+56.8%
Emerging Markets (3)	EUR	165.5	136.9	+20.9%	2.3%		0.2%	3.8	0.3	N/A
Corporate	EUR	—	—		N/A		N/A	(43.2)	(36.0)	-19.9%

TOTAL	EUR	18,957.2	19,225.2	-1.4%	4.9%		4.9%	937.2	946.3	-1.0%

(1)	5.7% of revenues excluding Sweetbay impairment charge in USD and in EUR
(2)	Including Di until the end of the second quarter of 2007, which is not reclassified in results from discontinued operations and has been sold at the end of the second quarter of 2007. When excluding Di revenues and operating profit from both 2006 and 2007, revenues would have increased by 2.9% and operating profit would have decreased by 0.5%.
(3)	Mega Image (Romania) and 51% of Lion Super Indo (Indonesia). Excluding Delvita reclassified in results from discontinued operations until its sale on May 31, 2007.

Fourth Quarter 2007		Revenues			Operating Margin			Operating Profit/(Loss)
	(in millions)	4th Q 2007	4th Q 2006	2007 /2006	4th Q 2007		4th Q 2006	4th Q 2007	4th Q 2006	2007 /2006
United States	USD	4,591.8	4,369.0	+5.1%	5.8	%(1)	6.1%	268.1	264.7	+1.3%
United States	EUR	3,157.3	3,389.4	-6.8%	5.8	%(1)	6.1%	184.8	206.0	-10.3%
Belgium (2)	EUR	1,144.2	1,128.2	+1.4%	4.1%		4.7%	46.5	53.2	-12.8%
Greece	EUR	335.7	291.5	+15.2%	5.9%		5.0%	19.9	14.5	+37.0%
Emerging Markets (3)	EUR	45.2	38.2	+18.8%	4.6%		-1.4%	2.0	(0.5)	+486.9%
Corporate	EUR	—	—		N/A		N/A	(10.2)	(10.8)	+5.9%

TOTAL	EUR	4,682.4	4,847.3	-3.4%	5.2%		5.4%	243.0	262.4	-7.4%

(1)	6.2% of revenues excluding Sweetbay impairment charge in USD, 6.3% in EUR.
(2)	In 2006 including Di, which is not reclassified in results from discontinued operations and has been sold at the end of the second quarter of 2007. When excluding Di revenues and operating profit from 2006, revenues would have increased by 3.8% and operating profit would have decreased by 7.0%.
(3)	Mega Image (Romania) and 51% of Lion Super Indo (Indonesia). Excluding Delvita reclassified in results from discontinued operations until its sale on May 31, 2007.

•

In 2007, the revenues of our operations in the United States grew by 5.1% to USD 18.2 billion (EUR 13.2 billion). Revenue growth was supported by outstanding comparable store sales growth of 3.8%, and, particularly at Food Lion, more store openings.

Revenues in the U.S. in 2007 were supported by the three U.S. operating companies which all demonstrated dynamic revenue growth. At Food Lion, the market renewal program and customer segmentation work continued to bear fruit. Hannaford further achieved strong revenue growth, supported by its competitive pricing and innovative strategy. At Sweetbay, where the final Kash n’ Karry stores were converted to Sweetbay supermarkets in the summer of 2007, revenue growth of most stores was strong in the second part of 2007.

Delhaize Group finished the year 2007 with 1,570 supermarkets in the U.S. In 2007, Delhaize Group opened or acquired 44 new stores in the U.S. The Company closed 11 stores that were relocated and 12 other stores. This resulted in a net increase of 21 stores, compared to 12 stores in 2006.

In addition in 2007, Delhaize Group remodeled 159 supermarkets in the U.S., including 81 Food Lion renewals and conversions in the Norfolk, Virginia market, and 20 renewals in the Myrtle Beach, South Carolina market. In Norfolk, ten Food Lions were converted to Bottom Dollar stores and 8 to the Bloom banner. The last remaining 30 Kash n’ Karry stores were converted to Sweetbay. At the end of 2007, 106 Sweetbay stores were open.

In 2007, key initiatives undertaken at our U.S. operating companies included:

–	at Food Lion, our continued strategy of market renewals, including banner conversions based on successful application of segmentation work;

–	at Hannaford, the impressive success of our Guiding Stars program launched in 2006, ongoing proactive investments in price competitiveness and the new store opening program;

–

at Sweetbay the conversion of the remaining Kash n’ Karry stores to the Sweetbay concept was completed in the summer of 2007 as scheduled, investments in price which stimulated sales began in the summer months, and inventory management and labour expenses improved in the second half of 2007; and

–	across our three U.S. operating companies, the development of our three-tier private label program which we expect to deliver strong results in 2008 and the following years.

In 2007, gross margin increased by 20 basis points to 27.4% due to an improvement in the sales mix at Food Lion, primarily through higher fresh and private label sales, margin optimization at Food Lion and excellent inventory loss management at Hannaford. These improvements were partially offset by price investments at Hannaford and Sweetbay.

Selling, general and administrative expenses as a percentage of revenues increased by 16 basis points to 22.0% due to increased payroll expenses, mainly due to the retirement and profit sharing plan adjustments in 2006, higher advertising expenses to support our various initiatives and higher fuel prices.

In 2007, the operating margin of our U.S. business increased by 7 basis points to 5.6% of revenues. The operating profit of the U.S. operations of Delhaize Group crossed the USD 1 billion mark, growing by 6.4% to USD 1.0 billion (USD 961.0 million in 2006).

In the fourth quarter of 2007, U.S. revenues of Delhaize Group grew strongly by 5.1% to USD 4.6 billion (EUR 3.2 billion) supported by the three U.S. operating companies. The operating margin of the U.S. operations of Delhaize Group was again excellent at 5.9% and 6.2% excluding the Sweetbay impairment charge (6.1% in 2006). Operating profit grew by 1.3%.

In the fourth quarter of 2007, an impairment charge of USD 18.6 million was recorded for the adjustment of the carrying value of 25 Sweetbay stores. Excluding this charge, the operating margin of the U.S. operations would have been 6.2% of revenues and operating profit would have grown by 8.3%. This comparison was positively impacted by a USD 11.3 million gain on the disposal of idle property by Hannaford in 2007 and negatively impacted by a USD 19.5 million adjustment to recognize forfeited accounts in retirement and profit sharing plans made in the fourth quarter of 2006.

In 2008, Delhaize Group plans to open between 50 and 55 new supermarkets in the U.S. In addition, the Group plans to close approximately nine stores to be relocated and nine other stores in the normal course of business, resulting in a net increase of 32 to 37 stores to a total number of between 1,602 and 1,607 stores at the end of 2008. This represents a significant step-up in store openings compared with previous years, particularly at Food Lion. Approximately 150 U.S. stores will be remodeled in 2008. Food Lion will remodel 141 stores as part of its market and store renewal programs. Four market renewals are planned by Food Lion for the year 2008: Wilmington, North Carolina; Richmond, Virginia; Charlottesville, Virginia, and Savannah, Georgia.

•

In 2007, revenues of Delhaize Belgium increased by 1.7% to EUR 4.4 billion, supported by comparable store sales growth of 1.6%. Excluding the impact of the divestiture of Di, the beauty and body care business, revenues would have grown by 2.9% in 2007. Market share declined by 36 basis points to 25.7% (source: AC Nielsen) due to many competitive openings, particularly of discount stores, and the temporarily disruptive impact of the conversion of Cash Fresh stores to Delhaize banners.

The sales network of Delhaize Belgium was extended by 27 stores to 738 at the end of 2007, including 139 company-operated supermarkets in Belgium, 34 stores in the Grand Duchy of Luxembourg and four stores in Germany. In addition, nine supermarkets were remodeled in Belgium in 2007.

In 2007, gross margin of Delhaize Belgium declined by 11 basis points to 19.7% of revenues due to price investments and the conversion of company-operated Cash Fresh stores to affiliated stores. Selling, general and administrative expenses increased by 18 basis points to 16.5% of revenues due to weak sales momentum. As a result, the operating margin of Delhaize Belgium declined by 19 basis points to 4.1% of revenues and operating profit decreased by 2.7% to EUR 179.0 million.

During the fourth quarter of 2007, revenues of Delhaize Belgium increased by 1.4% to EUR 1.1 billion. Comparable store sales grew 1.3%, showing a recovery compared to the third quarter. Customer traffic was high and sales were strong during the holiday period.

In the fourth quarter, the operating margin of Delhaize Belgium showed an improvement compared to the third quarter of 2007 and amounted to 4.1%. Operating profit decreased by 12.8% to EUR 46.5 million. Excluding the operating profit of Di in the fourth quarter of 2006, operating profit would have decreased by 7.0%, mainly due to the charge related to the conversion of Cash Fresh to Delhaize banner stores.

Delhaize Belgium expects to end 2008 with a store network of between 788 and 793 stores, as a result of the addition of 50 to 55 stores (including three company-operated supermarkets), compared to 42 in 2007. Delhaize Belgium plans to remodel 16 stores in 2008 and convert the remaining Cash Fresh stores to Delhaize banners.

•

In 2007, revenues in Greece grew by 13.9% to EUR 1.2 billion due to high comparable store sales growth and many new store openings. Alfa-Beta added 11 stores, bringing its store network to 159 units at year-end. In 2007, gross margin increased by 72 basis points to 22.9%. Selling, general and administrative expenses as a percentage of revenues decreased by 57 basis points to 18.8%. The operating margin of Alfa-Beta grew from 3.2% in 2006 to 4.4% in 2007. This increase is explained by excellent revenue growth, sourcing optimization, lower inventory losses and good cost control. Operating profit increased by a record 56.8% to EUR 51.5 million.

In the fourth quarter of 2007, Greek revenues grew by 15.2% and the operating margin was 5.9% (5.0% in 2006), resulting in an operating profit increase of 37.0% to EUR 19.9 million (EUR 14.5 million in 2006). Market share increased in 2007 by 100 basis points to 13.8% (source: AC Nielsen).

In 2008, the sales network of Alfa-Beta is expected to be extended by 16 new stores, excluding acquisitions. In January 2008, Alfa-Beta entered into an agreement with the German Tengelmann Group to acquire its Greek subsidiary Plus Hellas. The acquisition includes 33 new stores and a new distribution facility in the north of Greece. Including the 33 Plus Hellas stores, the sales network of Alfa-Beta will surpass 200 stores at the end of 2008.

Plus Hellas is a highly complementary fit for Alfa-Beta. Many of the Plus Hellas stores are located in the north of Greece, where Alfa-Beta has currently a limited presence. Plus Hellas also has several new stores in the development pipeline. The Plus stores will be converted to Alfa-Beta banners. The transaction is expected to close in the second quarter of 2008.

•

Revenues of the Emerging Markets (Romania and Indonesia) of Delhaize Group increased by 20.9% in 2007 to EUR 165.5 million due to the continued good revenue performance in both countries. The Emerging Markets of Delhaize Group recorded an operating profit of EUR 3.8 million in 2007, a significant improvement compared to the previous year.

In the fourth quarter of 2007, the Emerging Markets of Delhaize Group grew revenues by 18.8% and posted an operating profit of EUR 2.0 million compared to an operating loss of EUR 0.5 million in 2006.

The Emerging Markets sales network of Delhaize Group included 78 supermarkets (22 stores in Romania and 56 in Indonesia) at the end of 2007, ten more than in 2006. In 2008, Delhaize Group expects to increase its sales network by 15 stores in its Emerging Markets to a total of 93 stores.

2008 FINANCIAL OUTLOOK

In 2008:

•

Delhaize Group plans to end the year with a store network of between 2,691 and 2,701 stores, as a result of the addition of 146 to 156 stores (including 33 Plus Hellas stores to be acquired pending approval by Greek anti-trust authorities)

•

Delhaize Group expects capital expenditures (excluding leases) of approximately EUR 775 million at identical exchange rates, including approximately USD 750 million for the U.S. operations of the Group.

In addition, Delhaize Group expects the following financial results for 2008 at identical exchange rates (1 EUR = 1.3705 USD) and excluding the 53rd week in the U.S. and the impact of the planned acquisition of Plus Hellas:

For the U.S. operations of Delhaize Group:

•	Comparable store sales growth of 2.5% to 3.5%

For Delhaize Group:

•	Revenue growth of 4.0% to 5.5%

•	Operating profit growth of 6.0% to 8.0%

•	Net financial expenses of approximately EUR 215 million

•	An effective tax rate between 34.5% and 35.5%

•	Net profit from continuing operations (including minority interests) growth of 25% to 30%

In 2008, two elements will have an impact on our reported earnings: a 53rd week in the U.S. and a change in cost allocation policy that will affect our segment reporting. An explanatory note on these two impacts can be found on our website www.delhaizegroup.com. In 2008, Easter will occur in the first quarter and not in the second quarter (as in 2007), resulting in a positive impact on revenues in the first quarter of 2008 and a negative impact in the second quarter of 2008.

CONFERENCE CALL AND WEBCAST

Delhaize Group’s management will comment on the fourth quarter and full year 2007 results during a conference call starting March 6, 2008 at 03.00 pm CET / 09:00 am ET. The conference call can be attended by calling +44 20 7162 0125 (U.K.) or + 32 2 290 14 11 (Belgium) or +1 334 323 6203 (U.S.), with “Delhaize” as password. The conference call will also be broadcast live over the internet at http://www.delhaizegroup.com. An on-demand replay of the webcast will be available after the conference call at http://www.delhaizegroup.com.

DELHAIZE GROUP

Delhaize Group is a Belgian food retailer present in seven countries on three continents. At the end of 2007, Delhaize Group’s sales network consisted of 2,545 stores. In 2007, Delhaize Group posted EUR 19.0 billion (USD 26.0 billion) in revenues and EUR 410.1 million (USD 562.1 million) in net profit (Group share). At the end of 2007, Delhaize Group employed approximately 138,000 people. Delhaize Group is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

FINANCIAL CALENDAR

• Press release - 2008 first quarter results	May 7, 2008

• Ordinary general meeting of shareholders	May 22, 2008

• Press release - 2008 second quarter results	August 4, 2008

• Press release - 2008 third quarter results	November 6, 2008

CONTACTS

Guy Elewaut: + 32 2 412 29 48	Aurélie Bultynck: + 32 2 412 83 61
Geert Verellen: + 32 2 412 83 62	Amy Shue: +1 704 633 82 50 (ext. 2529)

DELHAIZE GROUP CONDENSED FINANCIAL STATEMENTS

Condensed Consolidated Income Statements

4th Q 2007	4th Q 2006	(in millions of EUR)	2007	2006
4,682.4	4,847.2	Revenues	18,957.2	19,225.2
(3,503.6)	(3,631.1)	Cost of sales	(14,161.9)	(14,372.2)

1,178.8	1,216.1	Gross profit	4,795.3	4,853.0
25.2%	25.1%	Gross margin	25.3%	25.2%
35.6	25.5	Other operating income	107.9	82.8
(947.1)	(974.6)	Selling, general and administrative expenses	(3,929.5)	(3,970.3)
(24.3)	(4.7)	Other operating expenses	(36.5)	(19.2)

243.0	262.3	Operating profit	937.2	946.3
5.2%	5.4%	Operating margin	4.9%	4.9%
(56.9)	(69.9)	Finance costs	(347.2)	(295.6)
3.5	2.6	Income from investments	14.5	19.9

189.6	195.1	Profit before taxes and discontinued operations	604.5	670.6
(68.3)	(73.0)	Income tax expense	(203.7)	(245.0)

121.3	122.1	Net profit from continuing operations	400.8	425.6

(1.5)	(3.6)	Result from discontinued operations, net of tax	23.7	(65.3)
119.8	118.5	Net profit (before minority interests)	424.5	360.3

5.7	3.8	Net profit attributable to minority interests	14.4	8.4
114.1	114.7	Net profit attributable to equity holders of the Group (Group share in net profit)	410.1	351.9

		(in EUR, except number of shares)
		Net profit from continuing operations:
1.17	1.24	Basic earnings per share	3.96	4.39
1.13	1.18	Diluted earnings per share	3.81	4.19

		Group share in net profit:
1.15	1.20	Basic earnings per share	4.20	3.71
1.12	1.14	Diluted earnings per share	4.04	3.55

		Weighted average number of shares outstanding:
99,178,010	95,592,437	Basic	97,666,467	94,938,517
103,635,453	102,684,123	Diluted	103,448,498	101,906,305

100,280,507	96,456,924	Shares issued at the end of the 4th quarter	100,280,507	96,456,924

99,341,558	95,538,325	Shares outstanding at the end of the 4th quarter	99,341,558	95,538,325

1.4486	1.2887	Average USD per EUR exchange rate	1.3705	1.2556

Condensed Consolidated Balance Sheets

(in millions of EUR)	December 31, 2007	December 31, 2006
Assets
Non-current assets	6,624.9	6,872.8
Goodwill	2,445.7	2,697.6
Intangible assets	552.1	604.6
Property, plant and equipment	3,383.1	3,400.0
Investment property	40.0	25.6
Financial assets	194.0	133.1
Other non-current assets	10.0	11.9
Current assets	2,197.0	2,422.6
Inventories	1,262.0	1,337.9
Receivables and other assets	643.1	594.4
Financial assets	43.0	34.4
Cash and cash equivalents	248.9	304.8
Assets classified as held for sale	—	151.1
Total assets	8,821.9	9,295.4

Liabilities
Total equity	3,676.0	3,561.4
Shareholders’ equity	3,627.3	3,525.2
Minority interests	48.7	36.2
Non-current liabilities	2,925.2	3,258.0
Long-term debt	1,911.7	2,169.8
Obligations under finance lease	595.9	602.0
Derivative instruments	0.0	2.8
Deferred taxes liabilities	171.5	186.0
Provisions	207.2	262.9
Other non-current liabilities	38.9	34.5
Current liabilities	2,220.7	2,476.0
Short-term borrowings	41.5	101.8
Long-term debt – current	108.9	181.6
Obligations under finance lease – current	39.0	34.5
Derivative instruments	1.1	2.1
Accounts payable and other current liabilities	2,030.2	2,104.8
Liabilities associated with assets held for sale	—	51.2

Total liabilities and equity	8,821.9	9,295.4

USD per EUR exchange rate	1.4721	1.3170

Condensed Consolidated Statements of Cash Flows

4th Q 2007	4th Q 2006	(in millions of EUR)	2007	2006
		Operating activities
119.8	118.5	Net profit (before minority interests)	424.5	360.3
		Adjustments for
103.5	109.4	Depreciation – continuing operations	424.3	443.4
12.5	13.4	Amortization – continuing operations	51.4	52.6
0.1	0.1	Depreciation and amortization – discontinued operations	0.2	7.2
13.4	1.5	Impairment – continuing operations	15.1	2.8
—	5.6	Impairment – discontinued operations	(1.4)	64.8
123.1	138.8	Income taxes, finance costs and income from investments	515.5	522.2
2.0	5.9	Other non-cash items	26.9	37.7
(4.6)	25.2	Changes in operating assets and liabilities	(62.7)	(42.0)
(75.8)	(105.4)	Interest paid	(254.0)	(292.1)
1.7	2.6	Interest and dividends received	15.5	18.6
(80.7)	(71.5)	Income taxes paid	(223.0)	(265.2)
215.0	244.1	Net cash provided by operating activities	932.3	910.3

		Investing activities
(0.2)	0.5	Business acquisitions and disposals	118.8	0.5
(253.5)	(211.5)	Purchase of tangible and intangible assets (capital expenditures)	(729.3)	(699.9)
(10.4)	(10.2)	Net investment in debt securities	(24.2)	(26.7)
22.4	(0.5)	Other investing activities	4.9	4.2
(241.7)	(221.7)	Net cash used in investing activities	(629.8)	(721.9)

(26.7)	22.4	Cash flow before financing activities	302.5	188.4

		Financing activities
8.7	13.9	Proceeds from the exercise of share warrants and stock options	65.2	56.6
0.2	(18.2)	Treasury shares purchased	(35.6)	(30.2)
(0.6)	(0.6)	Dividends paid (including dividends paid by subsidiaries to minority interests)	(133.1)	(114.8)
(34.1)	(7.6)	Borrowings under / repayments of long-term loans (net of direct financing costs)	(181.5)	(665.9)
0.2	0.7	Escrow maturities	10.4	10.8
19.4	58.2	Borrowings under / repayments of short-term loans	(52.3)	106.7
(1.1)	0.0	Settlement of derivative instruments	(6.8)	0.0

(7.3)	46.4	Net cash provided by (used in) financing activities	(333.7)	(636.8)

(22.2)	(9.8)	Effect of foreign exchange translation differences	(34.2)	(42.2)
(56.2)	59.0	Net increase (decrease) in cash and cash equivalents	(65.4)	(490.6)
305.1	255.3	Cash and cash equivalents at beginning of period (1)	314.3	804.9
248.9	314.3	Cash and cash equivalents at end of period	248.9	314.3

(1)	Including cash and cash equivalents of Delvita reclassified as assets held for sale: EUR 9.5 million as of December 31, 2006 and EUR 11.4 million as of September 30, 2006.

Condensed Consolidated Statements of Recognized Income and Expense

4th Q 2007	4th Q 2006	(in millions of EUR)	2007	2006
2.3	0.7	Amortization of deferred gain/(loss) on hedge, net of tax	11.0	3.2
(0.4)	—	Unrealized gain/(loss) on securities held for sale, net of tax	1.3	(0.1)
6.1	9.9	Actuarial gain/(loss) on defined benefit pension plans	6.8	9.9
(120.9)	(124.4)	Exchange differences gain/(loss) on foreign exchange translation	(387.5)	(356.6)
(112.9)	(113.8)	Net expense recognized directly in equity	(368.4)	(343.6)

119.8	118.5	Net profit	424.5	360.3
6.9	4.7	Total recognized income and expense for the period	56.1	16.7

6.2	3.5	Amount attributable to minority interest	14.9	8.1
0.7	1.2	Amount attributable to equity holders of the Group	41.2	8.6

Notes

General Information

Delhaize Group is a Belgian food retailer with operations in seven countries on three continents. The Company’s stock is listed on Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

The financial statements of the Group for the fiscal year ended December 31, 2007 were approved by the Board of Directors on March 5, 2008.

Basis of Presentation and Accounting Policies

This report presents unaudited interim condensed consolidated financial statements and has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the European Union (EU). Delhaize Group has not applied any EU variations from IFRS. These financial statements are presented in accordance with IAS 34, “Interim Financial Reporting”. The financial statements should be read in conjunction with Delhaize Group’s annual financial statements as at December 31, 2006, because the financial statements herein do not include all the information and disclosures required in the annual financial statements. The accounting policies applied are consistent with those applied in Delhaize Group’s 2006 consolidated financial statements.

Delhaize Group did not apply early any new IFRS standards or interpretations which were issued at the date of authorization of these interim condensed financial statements, but not yet effective at the balance sheet date.

Changes in the Scope of Consolidation

Sale of Delvita

On May 31, 2007, the Group completed the sale of Delvita in the Czech Republic to the German retail group Rewe. Delhaize Group received EUR 100 million in cash, subject to contractual adjustments. A gain of EUR 22.5 million, including a positive accumulated foreign currency translation adjustment of EUR 23.7 million, has been recorded in the result from discontinued operations during the second quarter of 2007.

Sale of Di

On June 30, 2007, Delhaize Group closed the sale of Di, its Belgian beauty and body care business, to CNP/NPM and Ackermans & van Haaren. The Group received EUR 33.4 million in cash, subject to contractual adjustments. A pre-tax gain of EUR 1.5 million has been recorded in other operating income (EUR 3.0 million), other operating expenses (EUR -2.5 million) and income from investments (EUR 1.0 million).

Income Statement

Other Operating Income

4th Q 2007	4th Q 2006	(in millions of EUR)	2007	2006
5.3	5.2	Rental income	19.7	18.1
5.6	3.5	Recycling income	20.8	15.3
8.1	2.4	Gain on sale of property, plant and equipment	13.9	5.4
0.4	(3.1)	Services rendered to wholesale customers	2.1	1.7
16.2	17.5	Other	51.4	42.3

35.6	25.5	Total	107.9	82.8

Other Operating Expenses

4th Q 2007	4th Q 2006	(in millions of EUR)	2007	2006
(7.2)	(0.6)	Store closing and restructuring expenses	(11.4)	(5.1)
(13.4)	(1.5)	Impairment losses	(15.1)	(2.8)
(2.5)	(2.4)	Loss on sale of property, plant and equipment	(10.0)	(8.9)
(1.2)	(0.2)	Other	—	(2.4)

(24.3)	(4.7)	Total	(36.5)	(19.2)

Balance Sheet and Cash Flow Statement

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in millions of EUR, except number of shares)	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2007	3,525.2	36.2	3,561.4

Net income (expense) recognized directly in equity	(368.9)	0.5	(368.4)
Net profit	410.1	14.4	424.5

Total recognized income and expense for the period	41.2	14.9	56.1
Capital increases	56.6	—	56.6
Conversion of convertible bonds	125.6	—	125.6
Treasury shares purchased	(35.5)	—	(35.5)
Treasury shares sold upon exercise of employee stock options	12.3	—	12.3
Tax payment for restricted shares vested	(3.7)	—	(3.7)
Excess tax benefit on employee stock options and restricted shares	13.9	—	13.9
Share-based compensation expense	22.1	—	22.1
Dividends declared	(130.4)	(2.4)	(132.8)

Balances at December 31, 2007	3,627.3	48.7	3,676.0

Shares issued	100,280,507
Treasury shares	938,949
Shares outstanding	99,341,558

(in millions of EUR, except number of shares)	Shareholders’ Equity	Minority Interests	Total Equity
Balances at January 1, 2006	3,565.9	30.2	3,596.1

Net income (expense) recognized directly in equity	(343.3)	(0.3)	(343.6)
Net profit	351.9	8.4	360.3

Total recognized income and expense for the period	8.6	8.1	16.7
Capital increases	55.3	—	55.3
Treasury shares purchased	(30.2)	—	(30.2)
Treasury shares sold upon exercise of employee stock options	3.6	—	3.6
Tax payment for restricted shares vested	(2.3)	—	(2.3)
Excess tax benefit on employee stock options and restricted shares	14.9	—	14.9
Share-based compensation expense	23.4	0.1	23.5
Dividends declared	(114.0)	(1.6)	(115.6)
Purchase of minority interests	—	(0.6)	(0.6)

Balances at December 31, 2006	3,525.2	36.2	3,561.4

Shares issued	96,456,924
Treasury shares	918,599
Shares outstanding	95,538,325

Issuance and Repurchases of Equity Securities

In the fourth quarter of 2007, Delhaize Group issued 206,104 new shares, did not purchase any of its own shares and used 1,921 of its own shares. Delhaize Group owned 938,949 treasury shares at the end of December 2007.

In the year 2007, Delhaize Group issued 3,823,583 new shares (2,267,528 of which in conjunction with the conversion of a part of Delhaize Group’s EUR 300 million convertible bonds), purchased 536,275 and used 515,925 of its own shares.

Dividends

On May 24, 2007, Delhaize Group’s shareholders approved the distribution of a EUR 1.32 gross dividend for 2006. After deduction of a 25% withholding tax, this resulted in a net dividend of EUR 0.99 per share.

Property, Plant and Equipment

During 2007, Delhaize Group added EUR 732.6 million in property, plant and equipment, including EUR 75.3 million in property under finance leases. The carrying amount of sales and disposals of property, plant and equipment for the same period was EUR 21.7 million.

In the fourth quarter of 2007, an impairment charge of USD 18.6 million (EUR 13.6 million) was booked at Sweetbay. This charge relates to 25 Sweetbay stores which had carrying amounts exceeding recoverable amounts.

Issuance, Repurchases and Repayments of Debt

•	In April 2007, Delhaize America repaid USD 145.0 million (EUR 107.6 million) in bonds with a 7.55% coupon.

•

In June 2007, Delhaize America purchased USD 1,045 billion (EUR 775.2 million) of its 8.125% notes due 2011 and USD 55 million (EUR 40.8 million) of its 9.0% debentures due 2031 through a tender for cash. Delhaize Group financed the tender of Delhaize America by issuing EUR 500 million 5.625% senior notes due 2014 and USD 450 million (EUR 333.8 million) 6.50% senior notes due 2017 in June 2007.

•	In June 2007, Delhaize Group entered into a USD 113 million (EUR 83.8 million) floating rate term loan agreement, maturing in 2012 with two 1-year renewal options.

•

In the second quarter of 2007, EUR 129.3 million of the EUR 300 million Delhaize Group convertible bond due 2009 was converted into Delhaize Group shares, leaving an outstanding amount of EUR 170.7 million.

•	In 2007, Delhaize Group repaid the amounts drawn on its Medium-Term Notes Program, EUR 11.3 million in May and another EUR 38.8 million in November.

Related Party Transactions

At the General Meeting held on May 24, 2007, shareholders approved the Delhaize Group 2007 stock option plan for associates of non-U.S. companies which entitles members of the Executive Management of the Group to acquire existing ordinary shares of the Company. In June 2007, an aggregate number of 122,579 stock options and warrants and 26,760 restricted shares were granted to members of the Executive Management.

Contingencies

In April 2007, representatives of the Belgian competition authority visited our procurement offices in Zellik, Belgium, and requested us to provide them with specified documents. This visit was part of what appears to be a local investigation affecting several companies in Belgium in the retail sector and relating, to what we understand, prices of perfume, beauty products and other household goods.

Share-based Payments

In June 2007, Delhaize America granted 102,512 restricted stock unit awards under the “Delhaize America 2007 Restricted Stock Unit Plan” and Delhaize Group 1,165,111 warrants to associates of its U.S. operating companies under the “Delhaize Group 2002 Stock Incentive Plan”. The fair value for the restricted stock unit awards is USD 96.30 based on the share price at the grant date. The restricted stock unit awards will vest over a five-year period starting at the end of the second year after the award. The warrants were granted at an exercise price of USD 96.30, will vest ratably over a three-year period and will expire ten years from the grant date. The fair value per option is USD 21.15 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.32%
Expected volatility	26.46%
Risk-free interest rate	5.1%
Expected term in years	3.7

From June to August 2007, Delhaize Group granted 185,474 stock options to associates of its non-U.S. operating companies. The options were granted at an exercise price of EUR 71.84, will vest after a three and a half year period and will expire seven years from the grant date. The fair value per option is EUR 16.61 and was estimated at the date of grant using the Black-Scholes-Merton model with the following assumptions:

Expected dividend yield	2.38%
Expected volatility	25.73%
Risk-free interest rate	4.5%
Expected term in years	4.6

OTHER FINANCIAL AND OPERATING INFORMATION (unaudited)

Use of non-GAAP financial measures: Delhaize Group uses certain non-GAAP measures in its financial communication. Delhaize Group does not represent these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similarly titled measures used by other companies. We believe that these measures are important indicators of our business and are widely used by investors, analysts and other parties. In the press release, the non-GAAP measures are reconciled to financial measures determined in accordance with IFRS.

Number of Stores

	End of 2006	Change 2007		End of 2007		End of 2008 Planned
United States	1,549	+21	(1)	1,570		1,602-1,607	(2)
Belgium (excl. Di)	711	+27		738	(3)	788-793
Greece	148	+11		159		208	(4)
Romania	18	+4		22		28
Indonesia	50	+6		56		65

Subtotal	2,476	+69		2,545		2,691-2,701

Czech Republic	97	-97		—		—

Di (Belgium)	132	-132		—		—

Total	2,705	-160		2,545		2,691-2,701

(1)	Including the opening or acquisition of 44 new stores, the closing of 11 stores that were relocated and the closing of 12 other stores.
(2)	In 2008, Delhaize Group expects to open 50 to 55 new supermarkets in the U.S. The Group plans to close nine stores to be relocated and nine other stores. This will result in a net increase of 32 to 37 stores.
(3)	Including 34 stores in the Grand-Duchy of Luxembourg and four stores in Germany.
(4)	Including 33 Plus Hellas stores to be acquired pending approval by Greek antitrust authorities.

Organic Revenue Growth Reconciliation

4th Q 2007	4th Q 2006	% Change	(in millions of EUR)	2007	2006	% Change
4,682.4	4,847.2	-3.4%	Revenues	18,957.2	19,225.2	-1.4%
407.2	—		Effect of exchange rates	1,214.7	—
5,089.6	4,847.2	5.0%	Revenues at identical exchange rates	20,171.9	19,225.2	4.9%
—	(25.2)		Divestiture of Di(1)	(47.4)	(95.6)

5,089.6	4,822.0	5.5%	Organic revenue growth	20,124.5	19,129.6	5.2%

(1)	As Di has been deconsolidated on June 30, 2007, the full year organic revenue growth excludes the contribution of Di.

Free Cash Flow Reconciliation

4th Q 2007	4th Q 2006	(in millions of EUR)	2007	2006
215.0	244.1	Net cash provided by operating activities	932.3	910.3
(241.7)	(221.7)	Net cash used in investing activities	(629.8)	(721.9)
(10.4)	10.2	Net investment in debt securities	(24.2)	26.7

(16.3)	32.6	Free cash flow	326.7	215.1

Net Debt Reconciliation

(in millions of EUR, except net debt to equity ratio)	December 31, 2007	December 31, 2006
Non-current financial liabilities	2,507.6	2,771.8
Current financial liabilities	189.4	317.9
Derivative liabilities	1.1	4.9
Derivative assets	(52.8)	(1.9)
Investment in securities - non-current	(116.2)	(121.0)
Investment in securities - current	(36.2)	(32.4)
Cash and cash equivalents	(248.9)	(304.8)

Net debt	2,244.0	2,634.5
Net debt to equity ratio	61.0%	74.0%

Identical Exchange Rates Reconciliation

	4th Q 2007			4th Q 2006	2007/2006
(in millions of EUR, except per share amounts)	At Actual Rates	Effect of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	4,682.4	+407.2	5,089.6	4,847.3	-3.4%	+5.0%
Operating profit	243.0	+23.4	266.4	262.4	-7.4%	+1.6%
Net profit from continuing operations	121.3	+9.9	131.2	122.1	-0.6%	+7.4%
Basic EPS from continuing operations	1.17	+0.10	1.27	1.24	-5.7%	+2.3%
Net profit (Group share)	114.1	+9.2	123.3	114.7	-0.5%	+7.5%
Basic earnings per share	1.15	+0.09	1.24	1.20	-4.1%	+3.6%
Free cash flow	(16.3)	+9.0	(7.3)	32.6	N/A	N/A

	2007			2006	2007/2006
(in millions of EUR, except per share amounts)	At Actual Rates	Effect of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	18,957.2	+1,214.7	20,171.9	19,225.2	-1.4%	+4.9%
Operating profit	937.2	+68.3	1,005.5	946.3	-1.0%	+6.3%
Net profit from continuing operations	400.8	+25.3	426.1	425.6	-5.8%	+0.1%
Basic EPS from continuing operations	3.96	+0.26	4.22	4.39	-10.0%	-4.1%
Net profit (Group share)	410.1	+24.6	434.7	351.9	+16.5%	+23.5%
Basic earnings per share	4.20	+0.25	4.45	3.71	+13.3%	+20.1%
Free cash flow	326.7	+35.4	362.1	215.1	+51.9%	+68.3%

(in millions of EUR)	December 31, 2007			Dec 31, 2006	Change
Net debt	2,244.0	+114.2	2,358.2	2,634.6	-14.8%	-10.5%

REPORT OF THE STATUTORY AUDITOR

The statutory auditor Deloitte Reviseurs d’Entreprises SCC, represented by Mr. Philip Maeyaert, issued, on March 5, 2008, an unqualified opinion on the annual consolidated financial statements of Delhaize Group for the year ended December 31, 2007. The annual financial information included in the press release is in accordance with the annual financial statements approved by the Board of Directors on March 5, 2008.

DEFINITIONS

•

Basic earnings per share: profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the group share in net profit

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•

Diluted earnings per share: is calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions

•	Free cash flow: cash flow before financing activities, investment in debt securities and sale and maturity of debt securities

•	Net debt: non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, and cash and cash equivalents

•	Net financial expenses: finance costs less income from investments

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Other operating income: primarily rental income on investment property, gains on sale of fixed assets, recycling income, and services rendered to wholesale customers.

•	Outstanding shares : the number of shares issued by the Company, excluding treasury shares

•

Weighted average number of shares: number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, statements about strategic options, future strategies and the anticipated benefits of these strategies, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance”, “outlook”, “projected”, “believe”, “target”, “predict”, “estimate”, “forecast”, “strategy”, “may”, “goal”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “likely”, “will”, “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s Annual Report on Form 20-F for the year ended December 31, 2006 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET
CIE “LE LION” (GROUPE DELHAIZE)

Date: March 10, 2008	By:	/s/ G. Linn Evans
G. Linn Evans
Vice President